UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February, 2007
1-15240
(Commission File Number)
JAMES HARDIE INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Safe Harbor Statement	3
Exhibit Index	4
Signatures	5
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

Safe Harbor Statement
The exhibits attached to this Form 6-K contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Appendix 3B — Exercise of Stock Options — Filed with the Australian Stock Exchange on January 30, 2007.

99.2	Chairman’s Address to EIM and EGM — Filed with the Australian Stock Exchange on February 1, 2007.

99.3	CEO’s Presentation to EIM and EGM — Filed with the Australian Stock Exchange on February 1, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: February 7, 2007	By:	/s/ Benjamin Butterfield

Benjamin Butterfield
Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Appendix 3B — Exercise of Stock Options — Filed with the Australian Stock Exchange on January 30, 2007.

99.2	Chairman’s Address to EIM and EGM — Filed with the Australian Stock Exchange on February 1, 2007.

99.3	CEO’s Presentation to EIM and EGM — Filed with the Australian Stock Exchange on February 1, 2007.